06009364

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED JUN 2 9 2006 WASH, D.C. 209 SECTION

SEC FILE NUMBER
8-66932

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/15/05 (MM/DD/YY) AND ENDING 04/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDEN FINANCIAL (USA) LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 OLD JEWRY
(No. and Street)

LONDON (City) ENGLAND (State) EC2R 8DU (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN GULLIVER +44-207-509-7435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG AUDIT PLC
(Name – *if individual, state last, first, middle name*)

7TH FLOOR, ONE CANADA SQUARE, LONDON, ENGLAND E14 5AG
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ________STEPHEN LEIGH MASSEY________________________________, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____EDEN FINANCIAL (USA) LIMITED____, as of ___________APRIL 30_____________________________, 2006, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

S. Massey

Signature

__________CHAIRMAN & CEO________

Title

AFFIRMED To before me

Notary Public Notary Public London, England (Ella E. Imison)

My Commission expires at Death

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Imison & Co.
Notaries Public
City Tower
40 Basinghall Street
London, EC2 5DE
Telephone: 020 7448 4860
Fax: 020 7448 4861

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Financial Statements and Schedule

Period ending April 30, 2006

(With Independent Auditors' Report Thereon)

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Annual Audited Report – Contents

KPMG Audit Plc
Canary Wharf (7th Floor)
1 Canada Square
London E14 5AG
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 5834
DX 38050 Blackfriars

Independent Auditors' Report

The Board of Directors
Eden Financial (USA) Limited:

We have audited the accompanying statement of financial condition of Eden Financial (USA) Limited (a wholly-owned subsidiary of Eden Group Limited) as of April 30, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the period February 15, 2005 to April 30, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eden Financial (USA) Limited, as of April 30, 2006, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Audit Plc

June 28, 2006

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Statement of Financial Condition

April 30, 2006

Assets

	$
Non-interest bearing deposit with the NASD	175
Bank deposit	136,413
Prepaid expenses	523
Other assets	321
Total Assets	**137,432**

Liabilities and Stockholder's Equity

	$
Liabilities	
Amounts due to affiliated company	29,984
Accrued audit fees	10,000
Other liabilities	250
Total Liabilities	**40,234**
Stockholder's equity	
Common stock of £1 (~$1.75) par value:	
Authorized 200,000 shares, issued 75,000 shares	131,361
Retained earnings	(34,163)
Total Stockholder's Equity	**97,198**
Total liabilities and stockholder's Equity	**137,432**

See accompanying notes to financial statements.

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Statement of Operations

Period from February 15, 2005 to April 30, 2006

Revenues:	$
Foreign exchange gains	4,980
Interest and other income	339
Total Revenues	**5,319**
Expenses:	
Registration and license fees	4,075
Other expense (note 3)	35,407
Total Expenses	**39,482**
Loss before income taxes	**(34,163)**
Income tax (note 2)	-
Net loss	**(34,163)**

See accompanying notes to financial statements.

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Statement of Changes in Stockholder's Equity

Period from February 15, 2005 to April 30, 2006

	Common Stock	**Retained earnings**	**Total stockholder's equity**
	$	$	$
Balance at February 15, 2005	-	-	-
Issue of stock	131,361	-	131,361
Net Income	-	(34,163)	(34,163)
Balance at April 30, 2006	131,361	(34,163)	97,198

See accompanying notes to financial statements.

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Statement of Cash Flows

Period from February 15, 2005 to April 30, 2006

Cash flows from operating activities:	**$**
Net loss	(34,163)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in non-interest bearing deposit with the NASD	(175)
Increase in prepaid expenses	(523)
Increase in other assets	(321)
Increase in amounts due to affiliated company	29,984
Increase in other liabilities	10,250
Net Cash provided by operating activities	**5,052**
Cash flows from financing activities:	
Issue of common stock	131,361
Net cash provided in financing activities	**131,361**
Net change in cash	**136,413**
Cash at beginning of year	-
Cash at end of year	**136,413**

See accompanying notes to financial statements.

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Notes to Financial Statements

April 30, 2006

(1) Organization and Nature of Business

Eden Financial (USA) Limited (the "Company") is a wholly-owned subsidiary of Eden Group Limited (the "Parent"). The Company was incorporated on February 15, 2005 to provide investment advisory services to US resident individuals. The Company is a broker dealer registered with the Securites and Exchange Commission ("SEC") and is a non-clearing member of the National Association of Securities Dealers ("NASD").

As at April 30, 2006 the Company had not commenced trading.

The Company's minimum net capital requirements are $5,029.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in addition to the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on judgment and available information, and consequently, actual results could differ from those estimates.

(a) Investment advisory fees and commissions

Investment advisory fees are received in advance and recognised as income evenly over the period for which they relate. Commission income and related expenses are accounted for on a trade date basis as security transactions occur.

(b) Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and gains or losses on translation are included in the profit and loss account.

(c) Income Taxes

On the basis that the Company has no staff or agents working in the United States of America and is registered and resident in the United Kingdom, its profits will be chargeable under the UK tax regime only.

The charge for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

(3) Other Expenses

	$
Consultancy costs	15,000
Audit fees	10,000
Occupancy costs	8,214
Sundry and other costs	2,193
	35,407

(4) Related Party Transactions

Expenses relating to occupancy and other costs are incurred by Eden Financial Limited, an affiliated company. A separate fee is charged to the Company in respect of these items. During the period $9,581 was charged by Eden Financial Limited to the Company in respect of such charges.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the "aggregate indebtedness method". Under Rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 8 times its "net capital" (as defined) in the first year of registration with the NASD, and 15 times in the years following.

At April 30, 2006, the Company had net capital and net capital requirements of $88,296 and $5,029, respectively. The Company's net capital ratio was 0.46 to 1.

The Company is exempt from Rule 15c3-3, pursuant to Section (k)(2)(ii) of the rule which requires all customer transactions to be cleared through another broker-dealer on a fully disclosed basis.

Schedule I

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of April 30, 2006

Computation of Net Capital

	$
Total ownership equity from statement of financial condition	97,198
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	**97,198**
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	**97,198**
Deductions and/or charges:	
Total non-allowable assets from statement of financial condition	698
Net capital before haircuts on securities positions and other charges	**96,500**
Haircuts on securities	8,204
Net capital	**88,296**

Computation of Aggregate Indebtedness

Total aggregate indebtedness	40,234
Ratio of aggregate indebtedness to net capital	0.46

Computation of Basic Net Capital Requirement

Minimum dollar net capital required (calculated as 1/8th of total aggregate indebtedness)	5,029
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	**5,000**
Net capital requirement	**5,029**
Excess net capital	**83,267**

There is no difference between the above computation and the Company's calculation which was included in Part IIA of Form X-17A-5 as of April 30, 2006.

Eden Financial (USA) Limited

(A wholly-owned subsidiary of Eden Group Limited)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3
April 30, 2006

The company claims exemption from the requirements of Rule 15c3-3, under Section (k(2)(ii) of the Rule.

KPMG Audit Plc
Canary Wharf (7th Floor)
1 Canada Square
London E14 5AG
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 5834
DX 38050 Blackfriars

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Eden Financial (USA) Limited:

In planning and performing our audit of the financial statements and supplemental schedule of Eden Financial (USA) Limited (the Company), for the period ended April 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorised use or disposition and that transactions are executed in accordance with the management's authorisation and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur but cannot be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at April 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG Audit Plc

June 28, 2006